Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510

Fax: 949/673-4525

April 20, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Amanda Ravitz, Assistant Director

Washington, D.C. 20549

RE:	SkyWolf Wind Turbine Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed November 7, 2017

File No. 333-218013

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendment to the Form S-1 (originally filed May 15, 2017) for SkyWolf Wind Turbine Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated December 1, 2017 (the “Comment Letter”) in response to the filing of a Registration Statement on Form S-1. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

Prospectus Cover Page

1. Expand your revisions in response to comment 2 in our July 17, 2017 letter to highlight the impact your lack of listing will have on your shares’ liquidity where you discuss free tradability, such as here and on page 8.

Response: In consideration of the comments received from the Staff of the Commission, the referenced disclosure has been revised to highlight the impact our lack of listing will have on our shares’ liquidity where we discuss free tradability.

Number of shares Outstanding before the Offering, page 9

2. Revise to ensure that all of your disclosed share issuances reconcile with your disclosed number of shares outstanding. For example, we note that the revised number of shares outstanding does not reconcile with the number of shares outstanding as of the end of 2016 as disclosed on page F-15 plus the number of shares issued in 2017 as disclosed on page F-23. Also, the number of shares issued in 2017 as disclosed on page 58 does not reconcile with the disclosure on page F-23. Ensure that your disclosure throughout your registration statement consistently reflects your outstanding shares and recent securities sales.

Response: In consideration of the comments received from the Staff of the Commission, the referenced disclosure has been revised to ensure that all of our disclosed share issuances reconcile with our disclosed number of shares outstanding.

*              *              *              *

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413 or Lee W. Cassidy at (949) 673-4510. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both jlagman.tibercreek@gmail.com and lwcassidy@aol.com.

Sincerely,

/s/ Jarvis Lagman

Jarvis Lagman, Esq.
Cassidy & Associates

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